Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three and six months ended June 30, 2018 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of August 7, 2018. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	6

REVIEW OF PROJECTS	7

ANNUAL GENERAL MEETING	7

MARKET REVIEW	8

FINANCIAL PERFORMANCE	8

FINANCIAL CONDITION REVIEW	13

SUMMARY OF QUARTERLY RESULTS	16

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	16

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	17

RELATED PARTY TRANSACTIONS	17

NON-GAAP PERFORMANCE MEASURES	19

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, a large copper mine located in central British Columbia. The Gibraltar Mine is one of the largest copper mines in North America. Taseko also owns the Florence Copper Project, which is advancing towards an expected construction decision by the end of 2019, as well as the Aley niobium, Harmony gold and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	94,273	99,994	(5,721)	158,452	204,383	(45,931)
Earnings from mining operations before depletion and amortization*	36,267	46,460	(10,193)	49,811	99,887	(50,076)
Earnings from mining operations	18,312	34,661	(16,349)	17,076	78,511	(61,435)
Net income (loss)	(4,671)	5,247	(9,918)	(23,152)	21,726	(44,878)
Per share - basic (“EPS”)	(0.02)	0.02	(0.04)	(0.10)	0.10	(0.20)
Adjusted net income (loss)*	2,337	14,305	(11,968)	(8,662)	29,560	(38,222)
Per share - basic (“adjusted EPS”)*	0.01	0.06	(0.05)	(0.04)	0.13	(0.17)
EBITDA*	25,509	43,805	(18,296)	25,879	92,950	(67,071)
Adjusted EBITDA*	32,251	42,820	(10,569)	39,788	90,754	(50,966)
Cash flows provided by operations	20,349	62,291	(41,942)	31,905	142,056	(110,151)
Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	27.4	21.1	6.3	54.1	42.9	11.2
Tons milled (millions)	7.5	7.5	-	15.0	14.8	0.2
Production (million pounds Cu)	33.5	39.4	(5.9)	56.4	80.6	(24.2)
Sales (million pounds Cu)	32.2	40.7	(8.5)	55.0	81.5	(26.5)

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Second Quarter Highlights

•	Earnings from mining operations before depletion and amortization* were $36.3 million;

•

Copper and molybdenum production in the second quarter was 33.5 million pounds and 0.5 million pounds, respectively, an increase from previous quarters as a result of the higher head grades and recoveries;

•	Net loss was $4.7 million ($0.02 net loss per share) and Adjusted net income* was $2.3 million ($0.01 per share);

•

Site operating costs, net of by-product credits* were US$1.66 per pound produced and Total operating costs (C1)* were US$1.98 per pound produced, as unit costs were positively impacted by the higher grades and production;

•	Total sales (100% basis) for the quarter were 32.2 million pounds of copper and 0.4 million pounds of molybdenum;

•

Construction of the Production Test Facility (“PTF”) for the Florence Copper Project progressed on time and on budget. Construction activities at the site are now nearing completion and the facility is expected to be operational by the end of third quarter, with first copper cathode expected by the end of this year. Capital expenditures in the second quarter were $10.1 million (US$7.3 million);

•	Cash flow from operations was $20.3 million and was negatively impacted by a $10.9 million working capital adjustment related to increased accounts receivables and inventories;

•	At June 30, 2018 the Company held put options for 30 million pounds of copper with maturities between July 2018 and December 2018 at a strike price of US$2.80 per pound; and

•	The Company’s cash balance at June 30, 2018 was $52 million, reduced from $64 million at the end of the previous quarter due in part to cash used for construction of the Florence Copper PTF.

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017
Tons mined (millions)	27.4	26.7	26.9	23.3	21.1

Tons milled (millions)	7.5	7.5	7.9	7.2	7.5

Strip ratio	1.9	4.1	4.9	4.1	2.8

Site operating cost per ton milled (CAD$)*	$10.31	$8.68	$7.68	$5.93	$7.67

Copper concentrate

Grade (%)	0.263	0.201	0.209	0.284	0.309

Recovery (%)	85.3	75.7	77.5	86.1	85.2

Production (million pounds Cu)	33.5	22.9	25.5	35.1	39.4

Sales (million pounds Cu)	32.2	22.8	32.0	30.2	40.7

Inventory (million pounds Cu)	4.2	2.9	2.7	9.3	4.6

Molybdenum concentrate

Production (thousand pounds Mo)	506	443	537	445	789

Sales (thousand pounds Mo)	424	433	589	403	794

Per unit data (US$ per pound produced)*

Site operating costs*	$1.78	$2.25	$1.86	$0.97	$1.08

By-product credits*	(0.12)	(0.23)	(0.17)	(0.09)	(0.11)

Site operating costs, net of by-product credits*	$1.66	$2.02	$1.69	$0.88	$0.97

Off-property costs	0.32	0.31	0.42	0.30	0.34

Total operating costs (C1)*	$1.98	$2.33	$2.11	$1.18	$1.31

*Non-GAAP performance measure. See page 19 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Second quarter results

Gibraltar mining operations returned to plan during the quarter, following the impact of the 2017 summer wildfires that affected the previous two quarters. Copper production in the second quarter was 33.5 million pounds, approximately 50% higher than the previous two quarters as a result of increased copper grade and recovery. Copper head grade was 0.263%, in line with expectations and consistent with Gibraltar’s average reserve grade. Copper recovery also improved to 85.3% for the quarter, a result of the increased head grades and reduced oxidized ore in the mill feed.

A total of 27.4 million tons were mined during the period, an increase over previous quarters as additional trucking capacity was utilized to increase the mining rate. The strip ratio for the second quarter of 1.9 to 1 was lower than recent quarters and 1.9 million tons of mined ore was added to the ore stockpile. Whereas in the previous three quarters the strip ratio was higher and mill feed was drawn from the ore stockpile.

Site operating cost per ton milled* was $10.31 in the second quarter of 2018, which is higher than the first quarter primarily due to the decreased capitalization of stripping costs. Waste stripping costs of $7.7 million (75% basis), or $1.37 per ton milled, were capitalized in the second quarter, compared to $14.7 million ($2.61 per ton milled) in the first quarter of 2018. However, total site spending (including capitalized costs) remained at a similar level to the previous quarter.

Site operating costs per pound produced* decreased to US$1.78 from US$2.25 in the previous quarter, primarily due to higher copper production.

Molybdenum production was 0.5 million pounds in the second quarter which was in line with the previous quarter. Mechanical issues in the molybdenum plant, which have now been resolved, impacted recovery and as a result, molybdenum production did not increase in line with copper production in the period. By-product credits per pound of copper produced* decreased to US$0.12 in the second quarter from US$0.23 in the previous quarter.

Off-property costs per pound produced* were US$0.32 for the second quarter of 2018, which is in line with recent quarters. Total operating costs (C1) per pound* decreased to US$1.98, a 15% decrease from the first quarter of 2018.

GIBRALTAR OUTLOOK

Copper grades are expected to average approximately 0.26% for the remainder of 2018, which is consistent with the life of mine average grade and will result in continued strong production in the second half of the year.

Copper markets have declined since the end of the second quarter, falling from US$3.01 per pound at June 30, 2018 to US$2.78 per pound as of August 7, 2018. Molybdenum prices have strengthened to US$12.30 per pound as of August 7, 2018, compared to US$10.72 per pound at the end of the second quarter.

The Company is progressing with an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4 million to $10 million on a 75% basis.

*Non-GAAP performance measure. See page 19 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper Project

In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW Plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells, will be built for approximately US$25 million. Construction of the PTF progressed smoothly through the second quarter and is now nearing completion.

The project is on time and on budget with expenditures in the first half of 2018 of $24.4 million (US$18.1 million). The facility, plant and wells are expected to be operational at the end of the third quarter of 2018, and first copper production is expected by the end of the year.

Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation of 85 million pounds per year of copper cathode. It is anticipated that by late 2019, construction on the commercial scale operation could be commenced.

Aley Niobium Project

In 2014, the Company filed an NI43-101 technical report for the Aley Niobium Project. Further engineering and metallurgical test work has been completed since then which is expected to result in improved project economics. Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program is underway in the third quarter to collect samples for further metallurgical testing.

ANNUAL GENERAL MEETING

The Company’s Annual General Meeting was held on June 7, 2018 and shareholders voted in favour of all items of business before the meeting, including the election of all director nominees. Detailed voting results for the 2018 Annual General Meeting are available on SEDAR at www.sedar.com.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

MARKET REVIEW

Copper                                                                Molybdenum                                                    Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: London Metals Exchange, Platts Metals, and Bank of Canada)

Copper prices have continued to be very volatile over the last year. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility.

The average price of London Metals Exchange (“LME”) copper was US$3.12 per pound in the second quarter of 2018, which was slightly lower than the first quarter of 2018 and is approximately 21% higher than the second quarter of 2017. Subsequent to the end of the second quarter of 2018, copper prices weakened by about 8%. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price was US$11.65 per pound in the second quarter of 2018, which was 5% lower than the first quarter of 2018. The Company’s sales agreement specifies molybdenum pricing based on the published Platts Metals reports. Molybdenum prices have strengthened to US$12.30 per pound as of August 7, 2018.

Approximately 80% of the Gibraltar Mine’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar weakened by approximately 2% during the second quarter of 2018.

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $4.7 million and $23.2 million for the three and six months ended June 30, 2018, compared to a net income of $5.2 million and $21.7 million for the same periods in 2017. These decreases in net income are primarily due to the lower earnings from mining operations in the current year and also unrealized foreign exchange losses on the Company’s US dollar denominated debt.

Earnings from mining operations before depletion and amortization* was $36.3 million and $49.8 million, respectively, for the three and six months ended June 30, 2018, compared to earnings of $46.5 million and $99.9 million, respectively for the same periods in 2017. These decreases are a result of lower copper sales volumes and higher unit operating costs this year, partially offset by higher copper and molybdenum prices in 2018.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

Net earnings (loss)	(4,671)	5,247	(9,918)	(23,152)	21,726	(44,878)

Unrealized foreign exchange gain (loss)	7,729	(6,249)	(13,978)	16,061	(8,926)	24,987

Unrealized (gain) loss on copper put options	(987)	373	(1,360)	(2,152)	425	(2,577)

Loss on copper call option	-	4,891	(4,891)	-	6,305	(6,305)

Loss on settlement of long-term debt	-	13,102	(13,102)	-	13,102	(13,102)

Estimated tax effect of adjustments	266	(3,059)	3,325	581	(3,072)	3,653

Adjusted net income (loss)*	2,337	14,305	(11,968)	(8,662)	29,560	(38,222)

*Non-GAAP performance measure. See page 19 of this MD&A

In the three and six month periods ended June 30, 2018, the Canadian dollar weakened in comparison to the US dollar by 2% and 5% respectively, resulting in an unrealized foreign exchange loss of $7.7 million and $16.1 million, respectively. The unrealized foreign exchange losses were primarily related to the Company’s US dollar denominated long-term debt.

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

Copper in concentrate	95,685	101,603	(5,918)	161,828	205,105	(43,277)

Molybdenum concentrate	4,834	6,468	(1,634)	9,848	12,935	(3,087)

Silver	1,229	417	812	2,169	1,026	1,143

Price adjustments on settlement receivables	(803)	1,087	(1,890)	(4,108)	4,952	(9,060)

Total gross revenue	100,945	109,575	(8,630)	169,737	224,018	(54,281)

Less: treatment and refining costs	(6,672)	(9,581)	2,909	(11,285)	(19,635)	8,350

Revenue	94,273	99,994	(5,721)	158,452	204,383	(45,931)

Copper in concentrate (thousands of pounds)*	23,267	29,427	(6,160)	39,752	58,931	(19,179)

Average realized copper price (US$ per pound)	3.13	2.61	0.52	3.06	2.67	0.39

Average LME copper price (US$ per pound)	3.12	2.57	0.55	3.14	2.61	0.53

Average exchange rate (US$/CAD)	1.29	1.34	(0.05)	1.28	1.33	(0.05)

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three and six months ended June 30, 2018 decreased by $5.9 million and $43.3 million, compared to the same periods in 2017, primarily due to decreases in copper sales volumes, partially offset by higher realized copper prices in the current year.

During the three and six months ended June 30, 2018, price adjustments of negative $0.4 million and negative $4.4 million, respectively, were recorded for provisionally priced copper concentrate. These adjustments resulted

TASEKO MINES LIMITED

Management’s Discussion and Analysis

in US$0.01 and US$0.09 per pound decreases to the average realized copper price for the three and six months ended June 30, 2018.

Molybdenum revenues for the three and six months ended June 30, 2018 decreased by $1.6 million and $3.1 million, compared to the same periods in 2017. The decreases were due to lower production and sales volume of molybdenum, partially offset by higher molybdenum prices in the current year. During the three and six months ended June 30, 2018, price adjustments of negative $0.4 million and positive $0.3 million, respectively, were recorded for provisionally priced molybdenum concentrate.

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

Site operating costs	57,671	43,044	14,627	106,548	90,194	16,354

Transportation costs	4,529	5,492	(963)	7,358	10,709	(3,351)

Insurance recoverable	-	-	-	(4,000)	-	(4,000)

Changes in inventories of finished goods	813	(23)	836	(154)	(256)	102

Changes in inventories of ore stockpiles	(5,007)	5,021	(10,028)	(1,111)	3,849	(4,960)

Production costs	58,006	53,534	4,472	108,641	104,496	4,145

Depletion and amortization	17,955	11,799	6,156	32,735	21,376	11,359

Cost of sales	75,961	65,333	10,628	141,376	125,872	15,504

Site operating costs per ton milled*	$10.31	$7.67	$2.64	$9.49	$8.13	$1.36

*Non-GAAP performance measure. See page 19 of this MD&A

Site operating costs for the three months and six months ended June 30, 2018 increased by $14.6 million and $16.4 million, respectively. The cost increases are a result of increased mining rates in the first half of 2018, and reduced allocations to capitalized stripping costs.

Site operating costs exclude costs that are allocated to capitalized stripping as a result of waste stripping in a new section of the Granite pit, in accordance with the mine plan. For the three and six months ended June 30, 2018, $7.7 million and $22.3 million, respectively, was allocated to capitalized stripping, compared to $18.1 million and $28.7 million for the same periods in 2017.

The Company is pursuing an insurance claim related to the Cariboo region wildfires in July 2017. The amount of the insurance claim has not been finalized and is currently estimated to be in the range of $4 million to $10 million (75% basis). During the first quarter of 2018, the Company recorded an insurance recoverable of $4 million.

Cost of sales is also impacted by changes in ore stockpile inventories. In the three months ended June 30, 2018, the ore stockpiles were increased by 1.9 million tons resulting in an increase in inventories (decrease in cost of sales) of $5.0 million. In the second quarter of 2017, the ore stockpile inventory decreased by $5.0 million (increase in cost of sales) due to a decrease in the stockpiled tonnage.

Depletion and amortization for three and six months ended June 30, 2018 increased by $6.2 million and $11.4 million, respectively, over the same periods in 2017. These differences are primarily due to increased amortization of capitalized stripping costs which has increased significantly in the current year as ore tons are now being mined from the new section of the Granite pit.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

General and administrative	2,751	2,590	161	7,502	7,760	(258)

Share-based compensation expense (recovery)	200	152	48	(795)	3,442	(4,237)

Exploration and evaluation	690	484	206	1,535	959	576

Realized loss on copper put options	993	430	563	2,301	585	1,716

Unrealized (gain) loss on copper put options	(987)	373	(1,360)	(2,152)	425	(2,577)

Loss on copper call option	-	4,891	(4,891)	-	6,305	(6,305)

Other income	(328)	(322)	(6)	(659)	(546)	(113)

	3,319	8,598	(5,279)	7,732	18,930	(11,198)

General and administrative costs for the three and six month periods ended June 30, 2018 are comparable to the same periods in 2017.

Share-based compensation expense for the three months ended June 30, 2018 was comparable to the same prior year periods. The lower share based compensation expense for the first half of 2018 was primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price.

Exploration and evaluation costs for the three and six months ended June 30, 2018, represent costs associated with the New Prosperity and Aley projects.

During the three and six months ended June 30, 2018, the Company incurred realized losses of $1.0 million and $2.3 million, respectively from copper put options that settled out-of-the-money. The unrealized gains of $1.0 million and $2.2 million, respectively relates to the fair value adjustment of copper put options that will be settled during the third and fourth quarters of 2018.

Finance expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

Interest expense	7,889	7,628	261	15,699	15,114	585

Finance expense – deferred revenue	1,241	-	1,241	2,142	-	2,142

Accretion of PER	603	589	14	1,203	1,137	66

Loss on settlement of long-term debt	-	13,102	(13,102)	-	13,102	(13,102)

	9,733	21,319	(11,586)	19,044	29,353	(10,309)

Interest expense for the three and six months ended June 30, 2018 increased by $0.3 million and $0.6 million, respectively, compared to the same period in 2017. The Company’s total interest costs are lower in the three and six months ended June 30, 2018 due to reduced long-term debt as a result of the June 2017 refinancing. However, interest expense recorded on the income statement is higher in 2018 because no interest was capitalized in the current year, whereas $2.6 million of interest was capitalized in the first half of 2017. Deferred revenue finance expense for the three months and six months ended June 30, 2018 of $1.2 million and $2.1

TASEKO MINES LIMITED

Management’s Discussion and Analysis

million, respectively, represents the financing component of the upfront deposit from the silver purchase and sale agreement.

Loss on settlement of long-term debt of $13.1 million in 2017 relates to the write-off of deferred financing costs and additional interest expense incurred upon the settlement of the senior notes and the senior secured credit facility in June 2017.

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2018	2017	Change	2018	2017	Change

Current income tax expense	490	328	162	490	976	(486)

Deferred income tax expense (recovery)	2,092	5,412	(3,320)	(1,986)	16,791	(18,777)

	2,582	5,740	(3,158)	(1,496)	17,767	(19,263)

Effective tax rate	123.6%	52.2%	71.4%	6.1%	45.0%	(38.9%)

Canadian statutory rate	27%	26%	1%	27%	26%	1%

B.C. Mineral tax rate	9.6%	9.6%	-	9.6%	9.6%	-

The income tax expense for the second quarter of 2018 decreased from the same quarter in 2017 mainly due to lower earnings. Current income tax expense relates to the Company’s estimated B.C. mineral taxes for the quarter. For deferred income tax, the expense is due in part to the reversal of certain deferred income tax assets in the quarter.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31,
(Cdn$ in thousands)	2018	2017	Change

Cash and cash equivalents	51,682	80,231	(28,549)

Other current assets	68,746	65,505	3,241

Property, plant and equipment	826,297	797,265	29,032

Other assets	46,219	45,709	510

Total assets	992,944	988,710	4,234

Current liabilities	54,784	50,139	4,645

Debt:

Senior secured notes	318,721	302,085	16,636

Capital leases and secured equipment loans	30,133	27,133	3,000

Deferred revenue	39,008	39,640	(632)

Other liabilities	200,187	202,633	(2,446)

Total liabilities	642,833	621,630	21,203

Equity	350,111	367,080	(16,969)

Net debt (debt minus cash and equivalents)	297,172	248,987	48,185

Total common shares outstanding (millions)	228.3	227.0	1.3

The Company’s asset base is comprised principally of non-current assets, including property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets include accounts receivable, other financial assets and inventories (concentrate inventories, ore stockpiles, and supplies), along with prepaid expenses and deposits. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to shipping and cash settlement schedules.

Total long-term debt increased by $19.6 million for the six months ended June 30, 2018, due primarily to the foreign exchange losses on the Company’s US dollar denominated debt and a new equipment loan for $9 million, partially offset by the payments on the Company’s capital leases and equipment loans. The Company’s net debt has increased by $48.2 million for the six months ended June 30, 2018 primarily due to impact of foreign exchange on the Company’s US denominated long-term debt and the use of cash for the Florence PTF capital expenditures.

Deferred revenue relates to the US$33 million advance payment received in March 2017 from Osisko Gold Royalties Ltd. (“Osisko”) for the sale of future silver production from the Gibraltar Mine.

Other liabilities decreased by $2.5 million mainly due to the decrease in deferred tax liabilities, partially offset by an increase in the provision for environmental rehabilitation (“PER”).

The increase in the PER is driven by a reduction in the discount rates. At June 30, 2018, the Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates was 2.20% compared to 2.26% at December 31, 2017. Given the long time frame over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the carrying value of the provision is very sensitive to changes in discount rates.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

As at August 7, 2018, there were 228,369,834 common shares outstanding. In addition, there were 10,444,400 stock options and 3,000,000 warrants outstanding at August 7, 2018. More information on these instruments and the terms of their exercise is set out in Notes 13 and 15 of the June 30, 2018 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

During the three months ended June 30, 2018, the Company generated operating cash flow of $20.3 million, which was negatively impacted by non-cash working capital adjustments of $10.9 million primarily related to increases in inventories and accounts receivable. The Company used $24.2 million of cash for investing activities in the second quarter, which included $9.6 million of cash payments for construction of the PTF at Florence, $7.7 million for capitalized stripping costs, $4.1 million on other capital expenditures for Gibraltar, $2.0 million on other project costs at the Florence and Aley projects, and $1.1 million for the purchase of copper put options.

During the six months ended June 30, 2018, the Company generated operating cash flow of $31.9 million and used $48.6 million for investing activities. Investing activities in the period included $16.2 million of cash payments for construction of the PTF at Florence, $22.3 million for capitalized stripping costs, $5.3 million on other capital expenditures for Gibraltar, $4.1 million on other project costs at the Florence and Aley projects, and $1.1 million for the purchase of copper put options.

Cash used for financing activities during the three months ended June 30, 2018 includes a $14.5 million interest payment on the senior secured notes, $2.7 million of payments for capital leases and equipment loans, partially offset by $8.9 million of net proceeds from a June 2018 equipment financing.

During the six months ended June 30, 2017 the Company generated $102 million of positive cash flow from operating and investing activities, as a result of strong operating results at the Gibraltar Mine and including $44 million of cash proceeds from the sale of a silver stream to Osisko.

At June 30, 2018, the Company had cash and equivalents of $52 million (December 31, 2017 - $80 million) and continues to maintain a strategy of retaining a significant cash balance to reflect the volatile and capital intensive nature of the copper mining business. The Company continues to make monthly principal repayments for capital leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June 2022.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project and Aley Niobium Project, and additional funding will be required to advance these projects to production. To address project funding requirements, the Company may seek to raise additional capital through debt or equity financings or asset sales (including royalties, sales of project interests, or joint ventures). The senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued, subject to the terms of the note indenture. The Company may also redeem or repurchase senior secured notes on the market. From time to time, the Company evaluates these alternatives, based on a number of factors including the prevailing market prices of the senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially

TASEKO MINES LIMITED

Management’s Discussion and Analysis

mitigate commodity price risks, copper put options are entered into for a portion of Gibraltar copper production (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. During the second quarter of 2018, the Company spent $1.1 million to purchase copper put options that mature evenly over the third and fourth quarters of 2018. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At August 7, 2018

Copper put options	10 million lbs	US$2.80 per lb	Q3 2018	$0.4 million

Copper put options	15 million lbs	US$2.80 per lb	Q4 2018	$0.4 million

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	Remainder of 2018	2019	2020	2021	2022	Thereafter	Total

Debt [1]:

Repayment of principal	6,250	9,852	6,111	4,897	332,177	-	359,287
Interest	15,075	29,730	29,313	29,071	14,450	-	117,639

PER [2]	-	-	-	-	-	112,066	112,066

Operating leases	1,549	2,277	1,192	96	-	-	5,114

Capital expenditures [3]	3,187	-	-	-	-	-	3,187

Other expenditures [4]	2,253	1,122	624	327	246	-	4,572

[1]	As at June 30, 2018, debt is comprised of senior secured notes, capital leases and secured equipment loans.
[2]	As at June 30, 2018, provision for environmental rehabilitation amounts presented in the table represents the expected cost of environmental rehabilitation for Gibraltar Mine.
[3]	Capital expenditure commitments include only those items where the Company has entered into binding commitments.
[4]	Other expenditure commitments include the purchase of goods and services and exploration activities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $10.0 million as at June 30, 2018.

SUMMARY OF QUARTERLY RESULTS

	2018		2017				2016
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	94,273	64,179	95,408	78,508	99,994	104,389	94,628	55,964

Net earnings (loss)	(4,671)	(18,481)	(7,600)	20,136	5,247	16,479	5,113	(15,610)

Basic EPS	(0.02)	(0.08)	(0.03)	0.09	0.02	0.07	0.02	(0.07)

Adjusted net earnings (loss) *	2,337	(10,999)	(1,544)	13,405	14,305	15,254	16,404	(10,423)

Adjusted basic EPS *	0.01	(0.05)	(0.01)	0.06	0.06	0.07	0.07	(0.05)

EBITDA*	25,509	370	22,350	48,457	43,805	49,145	32,312	4,064

Adjusted EBITDA *	32,251	7,537	28,639	42,356	42,820	47,934	44,477	9,285

(US$ per pound, except where indicated)

Realized copper price *	3.13	2.98	3.30	3.00	2.61	2.72	2.54	2.15

Total operating costs *	1.98	2.33	2.11	1.18	1.31	1.33	1.48	1.89

Copper sales (million pounds)	24.2	17.1	24.0	22.6	30.5	30.6	30.3	22.4

*Non-GAAP performance measure. See page 19 of this MD&A.

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2017 annual consolidated financial statements and Notes 2 and 3 of the June 30, 2018 unaudited condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, recovery of other deferred tax assets, insurance recoverable, and deferred revenue and finance expense determination.

Other significant areas of estimation include reserve and resource estimation and asset valuations; ore stock piles and finished inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; deferred stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to these consolidated financial statements as appropriate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Salaries and benefits	890	808	3,877	3,472

Post-employment benefits	373	373	746	746

Share-based compensation	171	130	(986)	3,350
	1,434	1,311	3,637	7,568

Other related parties

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (“HDSI”), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended June 30, 2018, the Company incurred total costs of $0.4 million (Q2 2017: $0.4 million) in transactions with HDSI. Of these, $0.2 million (Q2 2017: $0.2 million) related to administrative, legal, exploration and tax services, $0.2 million related to reimbursements of office rent costs (Q2 2017: $0.2 million), and $0.1 million (Q2 2017: $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

For the six month period ended June 30, 2018, the Company incurred total costs of $0.7 million (2017: $0.8 million) in transactions with HDSI. Of these, $0.3 million (2017: $0.3 million) related to administrative, legal, exploration and tax services, $0.3 million related to reimbursements of office rent costs (2017: $0.3 million), and $0.1 million (2017: $0.1 million) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	75,961	65,333	141,376	125,872

Less:

Depletion and amortization	(17,955)	(11,799)	(32,735)	(21,376)

Insurance recoverable	-	-	4,000	-

Net change in inventories of finished goods	(813)	23	154	256

Net change in inventories of ore stockpiles	5,007	(5,021)	1,111	(3,849)

Transportation costs	(4,529)	(5,492)	(7,358)	(10,709)

Site operating costs	57,671	43,044	106,548	90,194

Less by-product credits:

Molybdenum, net of treatment costs	(3,830)	(4,335)	(8,839)	(10,142)

Silver, excluding amortization of deferred revenue	(159)	(82)	(251)	(530)

Site operating costs, net of by-product credits	53,682	38,627	97,458	79,522

Total copper produced (thousand pounds)	25,120	29,531	42,265	60,474

Total costs per pound produced	2.14	1.31	2.31	1.31

Average exchange rate for the period (CAD/USD)	1.29	1.34	1.28	1.33

Site operating costs, net of by-product credits (US$ per pound)	1.66	0.97	1.80	0.99

Site operating costs, net of by-product credits	53,682	38,627	97,458	79,522

Add off-property costs:

Treatment and refining costs of copper concentrate	5,938	8,066	9,892	16,522

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Transportation costs	4,529	5,492	7,358	10,709
Total operating costs	64,149	52,185	114,708	106,753
Total operating costs (C1) (US$ per pound)	1.98	1.31	2.12	1.32

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

●	Unrealized foreign currency gains/losses;
●	Unrealized gain/loss on copper put options; and
●	Losses on settlement of long-term debt and copper call option.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	(4,671)	5,247	(23,152)	21,726
Unrealized foreign exchange (gain) loss	7,729	(6,249)	16,061	(8,926)
Unrealized (gain) loss on copper put options	(987)	373	(2,152)	425
Loss on copper call option	-	4,891	-	6,305
Loss on settlement of long-term debt	-	13,102	-	13,102
Estimated tax effect of adjustments	266	(3,059)	581	(3,072)
Adjusted net income (loss)	2,337	14,305	(8,662)	29,560
Adjusted EPS	0.01	0.06	(0.04)	0.13

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

●	Unrealized foreign exchange gains/losses;
●	Unrealized gain/loss on copper put options; and
●	Losses on settlement of long-term debt and copper call option.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	(4,671)	5,247	(23,152)	21,726
Add:
Depletion and amortization	17,955	11,799	32,735	21,376
Amortization of share-based compensation expense (recovery)	231	170	(608)	3,529
Finance expense	9,733	21,319	19,044	29,353
Finance income	(321)	(470)	(644)	(801)
Income tax expense (recovery)	2,582	5,740	(1,496)	17,767
EBITDA	25,509	43,805	25,879	92,950
Adjustments:
Unrealized foreign exchange (gain) loss	7,729	(6,249)	16,061	(8,926)
Unrealized (gain) loss on copper put options	(987)	373	(2,152)	425
Loss on copper call option	-	4,891	-	6,305
Adjusted EBITDA	32,251	42,820	39,788	90,754

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	18,312	34,661	17,076	78,511

Add:

Depletion and amortization	17,955	11,799	32,735	21,376
Earnings from mining operations before depletion and amortization	36,267	46,460	49,811	99,887

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	57,671	43,044	106,548	90,194

Tons milled (thousands) (75% basis)	5,592	5,611	11,225	11,100
Site operating costs per ton milled	$10.31	$7.67	$9.49	$8.13